March 30, 2016

Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

MAXIMUS, Inc.
File No. 1-12997

Dear Mr. Thompson:

I am writing with reference to your letter to Richard Montoni of MAXIMUS dated March 23, 2016.  That letter requested our response to certain comments from the SEC on our Form 10-K for the year ended September 30, 2015.  That letter requested our response within ten business days.

We respectfully request an extension of time within which to submit our comments.  MAXIMUS proposes to submit its response to the SEC no later than April 20, 2016.  Thank you for your courtesy in extending our response due date.  Please contact me if you need further information.

Sincerely,

/s/ Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer